Phone:	(212)885-5234
Fax:	(212)898-1392
Email:	cschrenko@blankrome.com

July 7, 2017

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Lisa Larkin

Re:	Cornerstone Total Return Fund, Inc.
(File Numbers: 811-02363 and 333-218643)
Registration Statement on Form N-2

Dear Ms. Larkin:

On behalf of our client, Cornerstone Total Return Fund, Inc. (the “Fund”), we are filing a request for acceleration of the Registration Statement on Form N-2 (the “Registration Statement”) initially filed on June 9, 2017 and amended on July 7, 2017, such that the Registration Statement will be declared effective on Monday, July 10, 2017 or as soon thereafter as practicable.

Please contact me at (212) 885-5234 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Courtney B. Schrenko

Courtney B. Schrenko